SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                   FORM 12b-25


                                                 Commission File Number:  1-9646




                           NOTIFICATION OF LATE FILING

(X) Form 10-K    ( ) Form 11-K   ( ) Form 20-F   ( ) Form 10-Q    ( ) Form N-SAR


For Period Ending:   December 31, 1997
                  --------------------------------------------------------------

( )  Transition Report on Form 10-K         ( )  Transition Report on Form 10-q
( )  Transition Report on Form 20-F         ( )  Transition Report on Form N-SAR
( )  Transition Report on Form 11-K



For the Transition Period Ended:
                                ------------------------------------------------




         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.





         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________
________________________________________________________________________________

                         Part I. Registrant Information

Full name of registrant  ASR Investments Corporation
                       ---------------------------------------------------------

Former name if applicable
                         -------------------------------------------------------

 335 N. Wilmot, Suite 250
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Address of principal executive office (street and number)

 Tucson, Arizona 85711
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City, State and Zip Code

                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

                               Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

On December 19, 1997, ASR Investments Corporation and a wholly owned subsidiary of United Dominion Realty Trust, Inc. executed an Agreement and Plan of Merger pursuant to which all stock of ASR would be exchanged for stock of United Dominion. On March 27, 1998, the merger was consummated. Due to the approval of the merger by ASR's shareholders just before the due date of the Form 10-K, ASR did not know whether the merger would take place. The occurrence of the merger will require changes to the Form 10-K, which could not be made prior to the due date of the Form 10-K. Therefore, ASR respectfully requests an extension of 15 days to file the Form 10-K pursuant to Rule 12b-25.

                           Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification:

        Joseph C. Chan                  (520)                      748-2111
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         Name                         Area Code                 Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [ X ]  Yes     [   ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          NOT APPLICABLE. See Part III
                                                  [   ]  Yes     [   ]  No



                           ASR Investments Corporation
                           ---------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  3/30/98                      By   /s/ Joseph C. Chan
    -----------                      ----------------------------
                                       Joseph C. Chan
                                       Executive Vice President, Chief Operating
                                       Officer, and Secretary